EXHIBIT 4.20

Dear Investors

Here is the final proposal, which we would like to conclude today 9/17/98:

1)   Redeem $ 833,000 of the  Preferred  at 120%  (payment via wire on or before
     9/24).
2) All additional discount/percentages are capped at today's discount of 20% plus 6% of the 80%
3)   Revise coupon dividend from 4% to 8% on unconverted amount.
4) No more conversions in Sept. Convert 1/3 after October 15, November 15, December 15 (limited to available shares until registered)
5) 5% warrant coverage for the first 30 days (through October 15) exercisable at $2.40 (9/16 closing bid at $2.25) 110% of the prior 5 day closing bid price of the date of this agreement.
6) 5% warrant coverage for the next two 30 day periods (Nov 15 and Dec 15) on the amount that is not converted at end of each period. Exercise Price of warrant will be 110% of the prior 5 day closing bid price for Nov 15, 1998 and December 15, 1998, respectively.
7) USWD to file the remaining shares (including warrant shares) for registration by October 31,1998, with penalties similar to current deal if late on effectiveness.
8)   No restrictions if stock price > $4.50
9) USWD raises an aggregate of $2 million by 10/30/98 or the restrictions are lifted.
10)  Upon effectiveness of the next SB2, all restrictions are lifted.

Investor agrees to the following:

a. USWD has the right to register other shares on the next registration statement including the shares outlined above.
b. Investor agrees upon receipt of this and any future redemption notice, no conversions will be honored thereafter on such redeemed notice and USWD agrees to provide cash within 5 business days.
c. Allow for elimination of pro-rata distribution if certain investors pass on redemption. In this case, the redemption amount will be distributed pro-rata on the participating investors.

Accepted by:      _________________________________

Please email response to "mannion1@aol.com" and "bob_r@uswdata.com"